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                                                                    Exhibit 99.1

(TECHFAITH WIRELESS COMPANY LOGO)

                          TECHFAITH FORMS JOINT-VENTURE

BEIJING, CHINA, MARCH 29, 2007 -- China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF), a handset application software and handset design solution provider based in China, announced that it has signed an agreement with one of the leading one-stop component providers for handset manufacturers to form a joint-venture ("JV") to provide one-stop ODM services to global leading handset customers. Under the agreement, the unrelated JV partner will own 69% of the JV and TechFaith will own the remaining 31% of the JV. The JV will be located in Beijing and Shanghai. TechFaith will contribute a 300-engineer team to the JV while the unrelated JV partner will provide initial funding and is expected to transfer approximately 200 people to the JV.

Defu Dong, TechFaith's Chairman and CEO, said, "Customers recommended that TechFaith and the JV partner work together as one to streamline the supply chain. This makes perfect sense to both TechFaith and our partner given our partner's expertise in supply chain management and TechFaith's handset design capability. We expect the JV will create the synergies needed to win contracts from global leading customers for both TechFaith and our partner. As a result of our transfer of the 300-engineer team to the JV, TechFaith's personnel asset base will be better aligned to key revenue generating platforms and we will be able to reduce related operating expenses at the corporate level in 2007."

ABOUT TECHFAITH
TechFaith (NASDAQ: CNTF) is one of the largest handset application software and handset solution providers. Based in China, the Company employs approximately 2,400 professionals, of whom 90% are engineers. TechFaith's three business units are handset design, application software, and smartphone and pocket PC. With the capability of developing MMI/UI software on GSM/GPRS, CDMA1X, EVDO, WCDMA/UMTS, HSDPA and TD-SCDMA communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and major global operators. Having a full range of wireless application software including WAP, Java, MMS, WWW browser, SyncML and DRM, TechFaith is also providing total solutions for upper layer software of handsets. In addition, TechFaith is developing smart phone software based on open operating systems including Linux and Windows Mobile, and capable of implementing high-end smart phones integrating Bluetooth, WiFi, high megapixel cameras, etc. based on different communication technologies according to special requirements of customers. TechSoft, the Company's newly established entity with Qualcomm's capital investment is focusing on the development of application software for wireless devices. For more information, please visit www.techfaithwireless.com.

SAFE HARBOR STATEMENT
This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, TechFaith's ability to retain existing or attract additional international customers, TechFaith's earnings or margin declines, failure of competing against new and existing competitors, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


CONTACTS:

In China:                                  In the U.S.:
Ms. Helen Zhang                            David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-7390                       Tel:+646-536-7006
ir@techfaith.cn                            dpasquale@theruthgroup.com





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